2100 Highway 55

Medina, MN 55340-9770

763-542-0500 office

763-542-0595 fax

November 22, 2011

Mr. Lyn Shenk, Branch Chief	BY EDGAR AND MAIL
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Polaris Industries Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 001-11411

Dear Mr. Shenk:

On behalf of Polaris Industries Inc. and its wholly owned subsidiaries (collectively, the “Company” or “Polaris”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2011. For ease of reference, the Company’s responses are numbered to correspond to the order of the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 23

Comment:

1.	Note 2 to Instruction G(2) of Form 10-K requires any information required by Part II that is incorporated by reference from the annual report to security holders into an electronic format document be filed as an exhibit in electronic format. Please amend your filing to provide an exhibit to the filing in electronic format within our EDGAR filing system from the “Selected Financial Data” incorporated by reference from your 2010 annual report. Refer to Item 601(B)(13)(ii) of Regulation S-K for further guidance.

Securities and Exchange Commission

November 22, 2011

Response:

In response to the Staff’s comment, the Company has filed an amendment to its Form 10-K for the fiscal year ended December 31, 2010 to re-file Exhibit 13 thereto to include the Company’s “Selected Financial Data” which was incorporated by reference from our 2010 annual report, but was inadvertently omitted from our original filing.

Notes to Consolidated Financial Statements, page 45

Note 4: Income Taxes, page 56

Comment:

2.	Please disclose the cumulative amount of the undistributed earnings of foreign subsidiaries, and the associated amount of the unrecognized deferred tax liability if practicable, or a statement that determination of the unrecognized deferred tax liability is not practicable, pursuant to ASC 740-30-50-2 (b) and (c).

Response:

Historically the Company has monitored the cumulative undistributed earnings of our non-U.S. subsidiaries and particularly an approximation, based on certain assumptions, of the related unrecognized deferred tax liability and determined that the amounts were not of a material size requiring disclosure; however, in future annual reports filed with the Commission, the Company intends to revise its disclosures in Note 4 related to the cumulative amount of the undistributed earnings of non-U.S. subsidiaries and the associated unrecognized deferred tax liability. Such disclosure, had it been included in Note 4 of the 2010 Form 10-K, would have been similar to the following:

Undistributed earnings relating to certain non-U.S. subsidiaries of approximately $39.0 million at December 31, 2010 are considered to be permanently reinvested; accordingly, no provision for U.S. federal income taxes has been provided thereon. If the Company were to distribute these earnings it would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits reflecting the amounts paid to non-U.S. taxing authorities) and withholding taxes payable to the non-U.S. countries. Determination of the unrecognized deferred U.S. income tax liability related to these undistributed earnings is not practicable due to the complexities associated with this hypothetical calculation.

Securities and Exchange Commission

November 22, 2011

Comment:

3.	Refer to page 38 of your definitive proxy statement on Schedule 14A filed on March 10, 2011. Please confirm that in future filings you will file your letter agreement with Mr. Krishna as an exhibit to your Form 10-K.

Response:

The Company will file the 2010 letter agreement with Mr. Krishna as an exhibit to our Form 10-K for the year ending December 31, 2011 and will list it in the exhibit list to our Form 10-K so long as it remains a material contract.

***

In responding to the Commission Staff’s questions and comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Commission Staff finds this letter to be fully responsive to the concerns raised in your November 9, 2011 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,

/s/ Michael W. Malone
Michael W. Malone, Vice President—Finance and Chief Financial Officer

cc: Scott W. Wine

      Stacy L. Bogart